Exhibit (e)(1)

B. Compensation

Non-Executive Director Compensation

We pay the reasonable costs and expenses incurred in connection with attending meetings of our Board and the committees of our Board. We currently pay a US $47,000 annual retainer to each of our non-executive directors who is on the Board of the Company. The Chairman of the Board is also entitled to an additional cash compensation of US $12,500 per year. Our non-executive directors who serve on our audit committee, compensation committee, and nominating and corporate governance committee receive an additional retainer of US $10,000 per year for membership on each of the above committees. We do not have service contracts with any of our non-executive directors that provide for benefits upon termination.

Compensation of non-executive directors for the fiscal year 2026 is as follows:

Name	Compensation (US$) (excluding sitting fees paid by Yatra India)*#	Compensation paid in terms of issuance of Ordinary Shares (#)@
Murlidhara Lakshmikantha Kadaba	$44,754	18,068
Stephen Schifrin	$38,500	22,236
Roshan Mendis	$37,253	20,956
Michael Kaufman	$28,500	16,460
Total	$149,007	77,720

____________

*        Includes fees in respect of Board membership, committee membership and fees payable to the Chairman of the Board. Additionally, Yatra India paid a sitting fees of INR 600,000 to Murlidhara Lakshmikantha Kadaba, who is a non-executive director on the Board of Yatra India also and holds certain committee membership therein and INR 150,000 to Roshan Mendis who is a non-executive director on the Board of Yatra India.

#        Except with respect to the cash compensation of US$ 12,500 paid to the Chairman of the Board, 50% of the overall compensation entitlement for non-executive directors is paid in cash and rest is discharged by way of issuance of Ordinary Shares in the Company. These Ordinary Shares reflect the number of shares issued towards the discharge of such compensation during the fiscal year 2026 and such number of shares is determined based on the closing trading price of Company’s Ordinary Shares on NASDAQ at the end of the respective quarter.

@      This does not include the Ordinary Shares which are yet to be issued to the director (Murlidhara Lakshmikantha Kadaba: 7,442 Ordinary Shares, Stephen Schifrin: 8,552 Ordinary Shares, Roshan Mendis: 8,552 Ordinary Shares and Michael Kaufman: 6,331 Ordinary Shares) for the quarter ended March 31, 2026.

Executive Director and Other Executive Officer Compensation

Dhruv Shringi, our former executive director, was entitled to remuneration, or Gross Annual Remuneration, of INR 32.67 million per annum, including salary, dearness allowance, perquisites and other allowances, benefits, etc. in addition to an annual performance bonus of an amount not exceeding 50% of his Gross Annual Remuneration, from April 1, 2025 to November 24, 2025. In addition to the above, he was also eligible to receive and had been granted stock options, restricted stock units, or RSUs, and performance stock units, or PSUs, and the value of such stock options, or RSUs and PSUs forms part of his overall compensation. Effective from November 24, 2025 to March 31, 2026, he is entitled to Gross Annual Remuneration of INR 12.54 million per month. He is further entitled to gratuity, mediclaim and term life insurance etc. as per the rules of the Company.

Mr. Shringi is also entitled to receive contribution to a provident fund as per the rules of our Company, a company provided car and encashment of un-availed leaves.

Further, pursuant to the Consulting Agreement with Mr. Shringi, for providing certain consulting services for six months following March 1, 2026 related to business continuity and transition to the Company and its affiliates on a non-exclusive basis as an independent contractor, effective as of March 1, 2026, he is entitled to receive total cash compensation of US $418,998 and reimbursements for actual out-of-pocket and reasonably documented expenses, including for travel, meals and entertainment, incurred by him in connection with the performance of his duties in accordance with the Company’s policies.

Siddhartha Gupta, our executive director is entitled to overall remuneration of INR 44.30 million per annum effective November 25, 2025 and initial target incentive compensation of INR 22.10 million, which is payable based on the achievement of performance objectives determined by the Board and/or a committee thereof in its sole discretion. Mr. Gupta is also entitled to receive a one-time joining bonus of INR 17.72 million, conditional upon him remaining continuously employed by Yatra India through November 25, 2026. He is further entitled to participate in or receive benefits under Yatra India’s employee benefit plans in effect from time to time, subject to the terms of such plans. Mr. Gupta has been granted 1,870,000 RSUs, which vest in substantially equal annual installments over four years from the vesting commencement date, subject to his continued employment with Yatra India through the applicable vesting dates.

The table below summarizes the total compensation paid to our current and former executive directors and other executive officers for the fiscal years ended March 31, 2025, and 2026.

(INR — in Millions)

Name	Short-term employee benefits		Contributions to defined contribution plans		Bonus		Consultancy services		Share based payment		Total
	FY 2025	FY 2026	FY 2025	FY 2026	FY 2025	FY 2026	FY 2025	FY 2026	FY 2025	FY 2026	FY 2025	FY 2026
Dhruv Shringi, Director (ceased to be CEO w.e.f. November 24, 2025)	34.95	28.97	0.02	0.02	38.55	47.60	—	11.15	78.45	196.87	151.97	284.61
Siddhartha Gupta, Chief Executive Officer (appointment w.e.f November 24, 2025)	—	15.51	—	0.01	—	17.72	—	4.42	—	40.57	—	78.23
Rohan Mittal, Group CFO (ceased to be Group CFO w.e.f. April 10, 2025)	16.66	0.46	0.70	0.02	20.00	(3.07)	—	(1.28)	3.97	—	41.33	(3.87)
Anuj Kumar Sethi, Principal Financial Officer and Principal Accounting Officer (appointed w.e.f. April 11,2025)	—	12.97	—	0.02	—	—	—	—	—	—	—	12.99
Manish Amin, Chief Information and Technology Officer	20.66	21.87	0.87	0.92	—	23.97	—	—	9.06	18.61	30.59	65.37

The outstanding stock options, RSUs and PSUs held by our current and former executive directors and other current executive officers as on March 31, 2026 are set forth in table below:

	Grant Date	Vesting	Type of Awards		Dhruv Shringi			Manish Amin			Siddartha Gupta
S. No	(Month and Year)	Commencement Date			Grant	Outstanding	Exercise Price	Grant	Outstanding	Exercise Price	Grant	Outstanding	Exercise Price
1	May, 2022	—	PSUs	**(1)	10,25,641	512,820	—	89,514	67,135	—	—	—	—
2	July, 2023	—	PSUs	**(2)	10,25,640	512,820	—	89,516	67,137	—	—	—	—
3	November, 2024	November 9, 2024	PSU	**(3)	10,25,640	512,820	—	—	—	—	—	—	—
4	November, 2025	November 24, 2026	RSU								1,87,00,000	1,87,00,000	—

____________

**      The vesting of the PSUs is linked to the performance of the Yatra India’s share price and the PSUs will vest and be earned if the 20-day volume weighted average price of the Yatra India’s Equity Shares equals or exceeds the applicable PSU trigger price. PSUs are distributed equally amongst the respective trigger price points and expire four years from the date of grant.

1        The original trigger price points for the PSUs held by Mr. Shringi were US $2.50, $3.00, $3.50 and $4.00, linked to the share price of the Ordinary Shares and PSUs with a trigger price point of US $2.50 vested during fiscal year 2023. Pursuant to mutual release and settlement agreement entered into between the Company and Mr. Shringi, 256,410 of the PSUs vested and the remaining 512,820 PSUs remain outstanding and eligible to vest, with revised trigger prices of INR 194 and INR 222 linked with share price of Yatra India. The said PSUs expired on May 18, 2026. The original trigger price points for the PSUs held by Mr. Amin were US $2.50, $3.00, $3.50 and $4.00, linked to the share price of the Ordinary Shares, and PSUs with a trigger price point of US $2.50 vested during fiscal year 2023. The trigger price points for the remaining PSUs held by Mr. Amin were revised, effective November 21, 2025, to INR 167, INR 194 and INR 222, linked with share price of Yatra India. The said PSUs expired on May 18, 2026.

2.       The original trigger price points were US $2.75, $3.25, $3.75 and $4.25, linked to the share price of the Ordinary Shares, Pursuant to mutual release and settlement agreement entered into between the Company and Mr. Shringi, 512,820 PSUs vested and the remaining 512,820 PSUs remain outstanding and eligible to vest, with revised trigger prices of INR 208 and INR 236, linked with share price of Yatra India. The original trigger price points for the PSUs held by Mr. Amin were US $2.75, $3.25, $3.75 or $4.25, linked to the share price of the Ordinary Shares,. The price points for the PSUs held by Mr. Amin were revised, effective November 21, 2025, to INR 180, INR 208, and INR 236 linked with share price of Yatra India.

3.       The original trigger price points were US $2.75, $3.25, $3.75 or $4.25, linked to the share price of the Ordinary Shares. Pursuant to mutual release and settlement agreement entered into between the Company and Mr. Shringi, 512,820 PSUs vested and the remaining 512,820 PSUs remain outstanding and effective November 21, 2025 outstanding PSUs are eligible to vest, with revised trigger prices of INR 208 and INR 236, linked with share price of Yatra India.

In the case of and subject to the consummation of a Sale Event, as defined in 2016 Plan, all awards under the 2016 Plan with time-based vesting, conditions or restrictions shall become fully vested and non-forfeitable as of the effective time of the Sale Event unless there is assumption, continuation or substitution of such awards with new awards of the successor entity or parent thereof, and all awards with conditions and restrictions relating to the attainment of performance goals may become vested and non-forfeitable in connection with a Sale Event in the administrator of the 2016 Plan’s discretion or to the extent specified in the relevant award certificate.

For option grants to senior management, see “— Share Options and Restricted Stock Awards” below.

Share Options and Restricted Stock Awards.

The Company granted stock options to purchase a total of 203,194 Ordinary Shares to certain employees of the Company on November 14, 2017. These stock options vested in equal quarterly installments, beginning on February 1, 2018 and ending on November 1, 2021.

The Company also granted stock options to purchase a total of 21,769 Ordinary Shares to certain employees of the Company on August 7, 2018. These stock options vested in equal monthly installments commencing on September 1, 2018 and ending on June 1, 2022.

The Company also granted 687,857 RSUs and 1,609,934 PSUs to certain employees of the Company in June 2020. These RSUs vested over a period of four years in equal monthly installments commencing on July 1, 2020 and ending on June 30, 2024. The vesting of the PSUs was linked to the performance of the Yatra share price and the trigger price points ranging from $1.80 to $10.00.

The Company also granted stock options to purchase a total of 490,770 Ordinary Shares to certain employees of the Company in January 2021. These stock options vested over a period of four years in equal quarterly installments commencing on January 1, 2021 and ending on October 1, 2024.

The Company also granted 692,000 RSUs and 1,280,154 PSUs to certain employees of the Company in June, 2021. These RSUs vested over a period of four years in equal monthly installments commencing on April 1, 2021 and ending on March 1, 2025. The vesting of the PSUs was linked to the performance of the Yatra share price and the trigger price points ranged from $2.50 to $4.00.

The Company also granted 649,500 RSUs and 1,248,185 PSUs to certain employees of the Company on May 19, 2022. These RSUs vested over a period of four years in equal monthly installments commencing on April 1, 2022 and ending on March 1, 2026. The vesting of the PSUs was originally linked to the performance of the Yatra share price and the trigger price points ranged from $2.50 to $4.00. The PSUs were amended effective November 21, 2025 to link vesting to Yatra India share prices with trigger price points ranging from INR 167 to INR 222.

The Company also granted 84,000 RSUs to certain employees of the Company on September 20, 2022. These RSUs vest over a period of four years in equal monthly installments commencing on October 1, 2022 and ending on September 1, 2026.

The Company also granted 167,873 RSUs to certain employees of the Company on July 20, 2023. These RSUs vested in full on September 1, 2023.

The Company also granted 475,876 RSUs and 1,248,184 PSUs to certain employees of the Company on July 20, 2023. These RSUs vested over a period of three years in equal monthly installments commencing on April 1, 2023 and ending on March 1, 2026. The vesting of the PSUs was originally linked to the performance of the Yatra share price and the trigger price points ranged from $2.75 to $4.25. The PSUs were amended effective November 21, 2025 to link vesting to Yatra India share prices with trigger price points ranging from INR 180 to INR 236.

The Company also granted 25,000 RSUs to certain employees of the Company on March 17, 2024. These RSUs vest over a period of three years in equal monthly installments commencing on April 1, 2024 and ending on March 1, 2027.

The Company also granted 300,000 RSUs and 1,025,640 PSUs to an employee of the Company on November 9, 2024. These RSUs vest over a period of three years in equal monthly installments commencing on April 1, 2024 and ending on March 1, 2027. The vesting of the PSUs was originally linked to the performance of the Yatra share price and the trigger price points ranged from $2.75 to $4.25. The PSUs were amended effective November 21, 2025 to link vesting to Yatra India share prices with trigger price points ranging from INR 208 to INR 236.

The Company also granted 400,000 RSUs to certain employees of the Company on November 24, 2025. These RSUs vested in full on December 1, 2025.

The Company also granted 18,700,000 RSUs to certain employees of the Company on November 24, 2025, which vest in substantially equal annual installments over four years beginning on November 24, 2026 and ending on November 24, 2029.

2006 Plan

Our Board of directors adopted 2006 Plan to attract and retain appropriate personnel in our employment, to incentivize our employees and consultants and to promote the success of our business.

The 2006 Plan is administered by the compensation committee of our Board. Among other things, our compensation committee determines the terms and conditions of each option grant, including, but not limited to, the number of shares underlying options, exercise price, vesting period, exercise period, the fair market value of ordinary shares, forfeiture provisions, adjustments to be made to the number of shares underlying options and exercise price in the event of a change in capital structure or other corporate action, and satisfaction of any performance conditions.

We may grant awards to any of our employees, consultants, or directors under the 2006 Plan. The plan administrator determines the individuals eligible to participate in the 2006 Plan in accordance with criteria laid down by our Board from time to time. Under the 2006 Plan, we reserved an aggregate of 1,316,765 of our Ordinary Shares.

2016 Plan

On December 13, 2016, our Board approved the 2016 Plan and, on December 15, 2016, our shareholders approved the 2016 Plan. The 2016 Plan enables our Company to make equity-based awards to our officers, employees, non-employee directors and consultants. The 2016 Plan provides for the grant of incentive share options, non-qualified share options, share appreciation rights, RSUs, unrestricted share awards, cash-based awards, performance share awards and dividend equivalent rights. As of March 31, 2026, we have reserved for issuance 7,754,936 authorized but unissued Ordinary Shares under the 2016 Plan, which number of shares is subject to an annual increase on January 1 of each year equal to three percent of the number of shares issued and outstanding on the immediately preceding December 31 or such lesser number of shares as determined by the administrator of the 2016 Plan. The 2016 Plan limits the number or value of shares that may be granted to any participant in any one calendar year, among other limits.

Cash Incentive Bonus Plan

On December 13, 2016, our Board adopted the Senior Executive Cash Incentive Bonus Plan, or the Bonus Plan. The Bonus Plan provides for cash bonus payments based upon the attainment of performance targets established by the compensation committee. The payment targets will be related to financial and operational measures or objectives with respect to our Company, which we refer to as corporate performance goals, as well as individual performance objectives.

The compensation committee may select corporate performance goals from among the following: total shareholder return; gross booking value; Adjusted Margin; EBITDA; share compensation expense; net income (loss) (either before or after interest, taxes, depreciation and/or amortization); changes in the market price of our Ordinary Shares; economic value added; funds from operations or similar measure; sales, revenue or market share; acquisitions or strategic transactions; operating income (loss); cash flow (including, but not limited to, operating cash flow and free cash flow); return on capital, assets, equity or investment; return on sales, gross or net profit levels; productivity; expense margins; operating efficiency; customer satisfaction; working capital; earnings (loss) per share; and the number of customers, any of which may be measured either in absolute terms or as compared to any incremental increase or as compared to results of a peer group.

Each executive officer who is selected to participate in the Bonus Plan will have a target bonus opportunity set for each performance period. The Bonus Plan also permits the compensation committee to approve additional bonuses to executive officers in its sole discretion.

As of March 31, 2026, no cash incentive bonus has been granted.

In addition to the Bonus Plan described above, each of our executive officers is also entitled to receive a performance-linked bonus, or PLB, as part of his remuneration, based on the attainment of certain specific performance goals. We have historically paid a PLB to our executive officers and certain other employees.

Outstanding Options

During the fiscal year 2026, we have granted Nil stock options (March 31, 2025: Nil and March 31, 2024: Nil) to our directors and executive officers. As of March 31, 2026, no outstanding options to purchase Ordinary Shares were held by our directors and executive officers.

Outstanding RSAs, RSUs and PSUs

During the year ended March 31, 2021, 654,142 RSUs and 1,459,679 PSUs were granted under our 2016 Plan to our directors and executive officers, of which 1,488,542 were fully vested as of March 31, 2026. The Outstanding 625,279 PSUs expired on June 1, 2024, The outstanding RSUs and PSUs granted to our directors and executive officers during the year ended March 31, 2021 as of March 31, 2026, are as set forth in the following table:

Total RSUs and PSUs Granted in Fiscal Year 2021	Shares Underlying Outstanding PSUs
2,113,821	Nil

During the year ended March 31, 2022, 626,034 RSUs and 1,115,155 PSUs were granted under our 2016 Plan to our directors and executive officers, of which 1,161,233 were fully vested as of March 31, 2026. The outstanding PSUs granted to our directors and executive officers during the year ended March 31, 2022 as of March 31, 2026, are as set forth in the following table:

Total RSUs and PSUs Granted in Fiscal Year 2022	Shares Underlying Outstanding PSUs
1,741,189	Nil

During the year ended March 31, 2023, 616,877 RSUs and 1,115,155 PSUs were granted under our 2016 Plan to our directors and executive officers, of which 1,009,326 were fully vested as of March 31, 2026. The outstanding PSUs granted to our directors and executive officers during the year ended March 31, 2023 as of March 31, 2026 are as set forth in the following table:

Total RSUs and PSUs Granted in Fiscal Year 2023	Shares Underlying Outstanding PSUs
1,732,032	579,955

During the year ended March 31, 2024, 636,224 RSUs and 1,147,124 PSUs were granted under our 2016 Plan to our directors and executive officers, of which 1,126,840 were fully vested as of March 31, 2026. The outstanding PSUs granted to our directors and executive officers during the year ended March 31, 2024 as of March 31, 2026 are as set forth in the following table:

Total RSUs and PSUs Granted in Fiscal Year 2024	Shares Underlying Outstanding PSUs
1,783,348	579,957

During the year ended March 31, 2025, 432,911 RSUs and 1,025,640 PSUs were granted under our 2016 Plan to our directors and executive officers, of which 812,397 RSUs fully vested as of March 31, 2026. The outstanding RSUs and PSUs granted to our directors and executive officers during the year ended March 31, 2025 as of March 31, 2026 are as set forth in the following table:

Total RSUs and PSUs Granted in Fiscal Year 2025	Shares Underlying Outstanding PSUs
1,484,551	512,820

During the year ended March 31, 2026, 2,347,720 RSUs were granted under our 2016 Plan to our directors and executive officers, of which 477, 720 RSUs fully vested as of March 31, 2026. The outstanding RSUs granted to our directors and executive officers during the year ended March 31, 2026 as of March 31, 2026 are as set forth in the following table:

Total RSUs Granted in Fiscal Year 2026	Shares Underlying Outstanding RSUs
2,270,000	1,870,000

Employee Benefit Plans

We maintain employee benefit plans in the form of certain statutory and incentive plans covering substantially all of our employees. For fiscal years 2024, 2025 and 2026, the aggregate amount set aside or accrued by us to provide for pension or retirement benefits for all our employees (including our directors and executive officers), which amount consists of the Provident Fund and gratuity disclosed below, was INR 65.2 million, INR 80.9 million and INR 112.5 million, respectively.

Provident Fund

In accordance with Indian law, all our employees in India are entitled to receive benefits under the Employees’ Provident Fund Scheme, 1952, as amended, a retirement benefit scheme under which an amount equal to 12% of the basic salary of an employee is contributed both by the employer and the employee in a government fund. We make a monthly deposit to a government fund and have contributed an aggregate of INR 54.7 million, INR 63.7 million and INR 65.8 million in fiscal years 2024, 2025 and 2026, respectively.

Gratuity

In accordance with Indian law, we pay gratuity to our eligible employees in India. Under our gratuity plan, an employee is entitled to receive a gratuity payment on the termination of his or her employment if the employee has rendered continuous service to our Company for not less than five years, or if the termination of employment is due to death or disability. The amount of gratuity payable to an eligible employee is equal to 15 days’ salary for every year of employment (or any portion of a year exceeding six months), and currently as per the Payment of Gratuity Act of 1972, the maximum amount of gratuity payable is INR 2 million. We have paid gratuity to our employees in the aggregate amount of INR 10.5 million, INR 17.2 million and INR 46.7 million in fiscal years 2024, 2025 and 2026, respectively.

Employment Agreements with Executive Officers

We have entered into employment agreements with certain of our key employees.

Mr. Shringi had an employment agreement with Yatra India effective January 1, 2006. The agreement contains customary provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. We and Mr. Shringi were each obligated to provide the other party with three months’ written notice to terminate the employment relationship. Alternatively, in lieu of providing three months’ notice, we could have elected to pay Mr. Shringi a lump sum equal to his salary for the notice period. Such notice period and termination benefits do not apply in the event that agreement with Mr. Shringi was terminated by us for any one of the reasons enumerated in the agreement.

Pursuant to such agreement, in the event Mr. Shringi’s employment was terminated by us without cause, as such term was defined in the agreement, he would have been entitled to receive a severance payment equal to three months’ of his salary. In the event such termination had occurred in connection with or after a change of control, he would have been entitled to receive a severance payment of equal to six months’ of his salary. Receipt of the severance payments described above was conditioned upon the execution and effectiveness of a general release of claims in Yatra’s favor.

Further, On March 5, 2026, the Company entered into a Consulting Agreement (the “Consulting Agreement”) with Mr. Shringi, pursuant to which Mr. Shringi agreed to provide certain consulting services related to business continuity and transition to the Company and its affiliates on a non-exclusive basis as an independent contractor. The Consulting Agreement commenced retroactively effective as of March 1, 2026 and will continue for six months thereafter.

Mr. Gupta has entered into employment agreement with us, which contains customary provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. Pursuant to the Employment Agreement, Mr. Gupta and Yatra India are each obligated to provide the other party with written notice to terminate the employment relationship. If Mr. Gupta’s employment is terminated by Yatra India without Cause (as defined in the Employment Agreement), or Mr. Gupta terminates his employment for Good Reason (as defined in the Employment Agreement), in each case outside of within the one-year period immediately following a Change in Control (as defined in the Employment Agreement) (the “Change in Control Period”), he will be entitled to receive payments of (i) earned base salary, unpaid expense reimbursements, unused and accrued vacation, any vested benefits and any other statutory and contractual termination payouts (collectively, the “Accrued Obligations”) and (ii) an amount equal to six months of his then current base salary. If, during the Change in Control Period, Mr. Gupta’s employment is terminated by Yatra India without Cause or he terminates his employment for Good Reason, and in each case the date of termination occurs within the Change in Control Period, in addition to the Accrued Obligations and, subject to the satisfaction of and compliance with the certain severance conditions, including a general release of claims in favor of Yatra India, its affiliates and related persons and entities, Yatra India is required to pay Mr. Gupta a lump sum in cash in an amount equal to six months of his then-current base salary and 100% of any equity incentive award that is unvested, outstanding and held by him as of the date of termination will accelerate and become vested.

Mr. Amin has also entered into an employment agreement with us, which contains customary provisions regarding non-competition, non-solicitation, confidentiality of information and assignment of inventions. We and Mr. Amin are each obligated to provide the other party with three months’ written notice to terminate the employment relationship. Alternatively, in lieu of providing three months’ notice, we may elect to pay Mr. Amin a lump sum equal to his salary for the notice period. Such notice period and termination benefits do not apply in the event that employment agreement with Mr. Amin is terminated by us for any one of the reasons enumerated in the agreement.

C. Board Practices

Board of Directors

Our Board of directors is comprised of six directors, at least a majority of whom qualify as “independent” directors under the listing standards for independence of Nasdaq and Rule 10A-3 under the Exchange Act. Our Board of directors has determined that the following directors are independent: Stephen Schifrin, Murlidhara Lakshmikantha Kadaba, Roshan Mendis and Michael Kaufman.

On January 17, 2022, the Company entered into a Cooperation Agreement with The 2020 Timothy J. Maguire Investment Trust regarding, among other matters, the composition of the Board. Pursuant to the Maguire Cooperation Agreement, the Company agreed and appointed, Mr. Roshan Mendis as Director on the Board. Pursuant to the First Amendment to Maguire Cooperation Agreement, Mr. Roshan Mendis was further nominated to serve as a Class I director of the Board, for a term expiring at the 2026 annual general meeting of shareholders. The shareholders at the annual general meeting held on September 28, 2023 approved the said nomination and re-appointed Mr. Roshan Mendis. After a period of one year from the date of execution of the First Amendment to Maguire Cooperation Agreement, either of the parties thereto may terminate the agreement by giving a 90 days prior written notice to the other party. If the Maguire Cooperation Agreement is so terminated, Mr. Mendis is obligated to immediately tender his resignation from the Board. In addition, the First Amendment to Maguire Cooperation Agreement extends the Standstill Period (as defined in the Maguire Cooperation Agreement) to the period commencing on August 29, 2023 and ending on the date that is the earlier to occur of (i) the date of the 2026 Annual General Meeting of Shareholders or (ii) 60 calendar days following the resignation of the New Director (as defined in the Maguire Cooperation Agreement) (or Replacement Director (as defined in the Maguire Cooperation Agreement)).

On July 17, 2022, the Company entered into a Cooperation Agreement with MAK Capital One L.L.C. regarding, among other matters, the composition of the Board. Pursuant to the MAK Cooperation Agreement, the Company agreed and appointed, Mr. Michael Kaufman as Director on the Board. Pursuant to the First Amendment to MAK Cooperation Agreement, Mr. Michael A. Kaufman was further nominated to serve as a Class I director of the Board, for a term expiring at the 2026 annual general meeting of shareholders. The shareholders at the annual general meeting held on September 28, 2023 approved the said nomination and re-appointed Mr. Michael A. Kaufman. If at any time during the term of the MAK Cooperation Agreement or any time during the tenure of Investor Group Designee’s (as defined in the MAK Cooperation Agreement) directorship commencing from his appointment at the 2023 Annual General Meeting of Shareholders, whichever is longer, the MAK Investor Group’s (as defined in the MAK Cooperation Agreement) Net Long Position (as defined in the MAK Cooperation Agreement) falls below the lesser of 10.0% of the Company’s then outstanding Ordinary Shares and 6,085,150 Ordinary Shares, the Investor Group Designee is obligated to immediately tender his resignation from the Board. In addition, the First Amendment to MAK Cooperation Agreement had extended the Standstill Period (as defined in the MAK Cooperation Agreement) to the period commencing on August 29, 2023 and ending on the date that is the earlier to occur of (i) 30 calendar days prior to the date of the 2024 Annual General Meeting of Shareholders or (ii) 60 calendar days following the resignation of the Investor Group Designee. Further, On October 16, 2024, we entered into the Second Amendment to the MAK Cooperation Agreement. The Second Amendment, among other things, extended the Standstill Period (as defined in the MAK Cooperation Agreement) to the period commencing on October 16, 2024, and ending on the date that is the earlier to occur of (i) 30 calendar days prior to the date of the Company’s 2025 annual general meeting or (ii) 60 calendar days following the resignation of the Investor Group Designee (as defined in the MAK Cooperation Agreement). On November 11, 2025, we entered into the Third Amendment to the MAK Cooperation Agreement commencing on November, 11 2025, and ending on the date that is the earlier to occur of (i) 30 calendar days prior to the date of the Company’s 2026 annual general meeting or (ii) 60 calendar days following the resignation of the Investor Group Designee (as defined in the MAK Cooperation Agreement).

Our Articles of Association provide for a board of directors consisting of no less than one director, with all directors divided into three classes with staggered three-year terms. At each annual general meeting of our shareholders, the election or re-election of directors following the expiration of the term of office of the directors of that class of directors will be for a term of office that expires at the third annual general meeting following such election or re-election. Each director so elected will hold office until the annual general meeting of our shareholders for the year in which his or her term expires, unless the tenure of such director expires earlier pursuant to the Companies Law or unless he or she resigns on his or her own or is removed from office as described below.

•        the Class I directors are Siddhartha Gupta, Roshan Mendis, and Michael Kaufman and their terms will expire at our annual meeting of shareholders to be held in 2026;

•        the Class II directors are Stephen Schifrin and Murlidhara Lakshmikantha Kadaba, and their terms will expire at our annual meeting of shareholders to be held in 2027; and

•        the Class III director is Dhruv Shringi and his term will expire at our annual meeting of shareholders to be held in 2028.

A director may be re-elected to serve for an unlimited number of terms. As a result of the staggered terms, not all of our directors will be elected in any given year.

The directors are appointed at the general meeting of shareholders. A director may be removed for cause by a resolution passed by a majority of the votes cast by those present in person or by proxy at a meeting and who are entitled to vote. Our Board may also, in certain circumstances, appoint additional directors. In addition, the Terrapin Sponsors and certain of our investors and executive officers, in certain circumstances, will have the right to designate individuals to be nominated for election to serve as our directors and to appoint at least one director to serve on each committee of our Board. Each of MIHI LLC and the Terrapin Sponsors were provided the Board Observer Right which terminates when they no longer own at least 5% of our outstanding Ordinary Shares. MIHI LLC no longer holds its Board Observer Right.

The primary responsibility of the executive director, Dhruv Shringi, is to manage our Company. The primary responsibility of the non-executive directors is to supervise the policies of the executive director and senior management and the affairs of our Company and our affiliated enterprises. In addition, the non-executive directors assist the executive director and senior management by providing advice.

Executive officers are selected by and serve at the discretion of the Board.

Committees of the Board of Directors

We have an audit committee, a compensation committee, a nominating and corporate governance committee and restructuring committee. Our board of directors may establish other committees as it deems necessary or appropriate from time to time.

Audit Committee

The current members of our audit committee are Murlidhara Kadaba, Stephen Schifrin and Roshan Mendis with Mr. Kadaba serving as its chairperson. All members of our audit committee meet the requirements for financial literacy under the applicable rules and regulations of the SEC and Nasdaq and all members of our audit committee are “independent” as that term is defined in the Nasdaq Listing Rules. Our Board has determined that we have at least one audit committee financial expert serving on the audit committee i.e. Mr. Murlidhara Kadaba. The audit committee operates under a written charter that satisfies the applicable standards of the SEC and Nasdaq. Our audit committee’s responsibilities include:

•        overseeing our corporate accounting and financial reporting process;

•        evaluating the independent auditors’ qualifications, independence and performance;

•        determining the engagement of the independent auditors;

•        reviewing and approving the scope of the annual audit and the audit fee;

•        discussing with management and the independent auditors the results of the annual audit and the review of our quarterly financial statements;

•        approving the retention of the independent auditors to perform any proposed permissible non-audit services;

•        monitoring the rotation of partners of the independent auditors on our engagement team as required by law;

•        reviewing our critical accounting policies and estimates;

•        overseeing our internal audit function; and

•        annually reviewing the audit committee charter and review of the audit committee’s performance, at such intervals as may be required from time to time.

The audit committee operates under a written charter adopted by our Board, a current copy of which is available on our website at www.yatra.com.

Compensation Committee

The current members of our compensation committee are Roshan Mendis (starting July 21, 2025), Michael Kaufman and Stephen Schifrin with Roshan Mendis serving as its chairperson.

Our Board of directors has determined that all members of our Compensation Committee are “non-employee directors” for purposes of Rule 16b-3 under the Exchange Act and “outside directors” for purposes of Section 162(m) of the Code. Our compensation committee reviews and recommends policies relating to compensation and benefits of its officers and employees. The compensation committee’s responsibilities include:

•        reviewing and approving corporate goals and objectives relevant to compensation of our chief executive officer;

•        evaluating the performance of our chief executive officer in light of those goals and objectives;

•        setting the compensation of our chief executive officer based on such evaluations;

•        determining the compensation of all our executive officers other than the chief executive officer and reviewing periodically the aggregate amount of compensation being paid or potentially payable to the Company’s officers;

•        reviewing and making recommendations to the Board with regard to incentive-based compensation plans and equity-based plans for the Company’s executive officers; and

•        reviewing and evaluating, at such intervals as may be required from time to time, the performance of the compensation committee and its members, including compliance of the compensation committee with its charter.

The compensation committee operates under a written charter adopted by our Board, a current copy of which is available on our website at www.yatra.com.

Nominating and Corporate Governance Committee

The current members of our nominating and corporate governance committee are Murlidhara Kadaba (starting July 21, 2025), Stephen Schifrin, and Roshan Mendis with Murlidhara Kadaba serving as its chairperson.

The nominating and corporate governance committee’s responsibilities include:

•        making recommendations to our Board regarding candidates for directorships and the structure and composition of our Board;

•        recommending to the Board criteria for Board and committee membership;

•        developing and recommending to the Board a set of corporate governance guidelines applicable to the Company, periodically reviewing such guidelines and recommending any changes thereto;

•        overseeing the evaluation of the Board and management;

•        reporting and making recommendations to our Board concerning governance matters; and

•        reviewing and evaluating, at such intervals as may be required from time to time, the performance of the nominating and corporate governance committee.

The nominating and corporate governance committee operates under a written charter adopted by our Board, a current copy of which is available on our website at www.yatra.com.

Restructuring Committee

In June 2024, we constituted the restructuring committee. The current member of our Restructuring Committee is Murlidhara Kadaba,.

The restructuring committee is authorized, on behalf of the Board, to do any of the following as it deems necessary or appropriate:

•        Strategic Recommendations: Develop a set of strategic recommendations for the Board that outline potential pathways, the anticipated benefits, and any associated risks or challenges aimed at reducing administrative overhead, rationalize costs, and facilitate organic and inorganic growth for the Company.

•        Expert Consultation: The restructuring committee may engage with industry experts, legal counsel, regulatory bodies, and other stakeholders to gather insights, perspectives, and requirements for approval on any proposed corporate structural changes.

•        Submission of Periodical Reports: The restructuring committee shall submit the progress report and make presentations to the Board from time to time, in relation to alternative proposals being evaluated by the restructuring committee and shall seek inputs/suggestions from the Board from time to time in relation to the evaluation of a proposal and implementation thereof.

The restructuring committee operates under a written charter adopted by our Board.

Foreign Private Issuer Exemptions

We are a “foreign private issuer” under the securities laws of the United States and the rules of the Nasdaq. Under the securities laws of the United States, “foreign private issuers” are subject to different disclosure requirements than U.S. domiciled registrants. We intend to take all actions necessary to maintain compliance as a foreign private issuer under the applicable corporate governance requirements of the Sarbanes-Oxley Act of 2002, the rules adopted by the SEC and under the Nasdaq’s listing standards. Under the Nasdaq rules, a “foreign private issuer” is subject to less stringent corporate governance requirements. Subject to certain exceptions, the rules of the Nasdaq permit a “foreign private issuer” to follow its home country practice in lieu of the listing requirements of Nasdaq. Accordingly, in the future you may not have the same protections afforded to shareholders of companies that are subject to all of the Nasdaq corporate governance requirements.

Corporate Governance Guidelines

Our Board of directors has approved a set of general guidelines that provide the framework for our corporate governance. The Board will review these guidelines and other aspects of our corporate governance periodically, as necessary. Our Corporate Governance Guidelines can be found on our website at www.yatra.com.

Code of Business Conduct and Ethics

Our Board has adopted a Code of Business Conduct and Ethics, or the Code of Conduct. Our Code of Conduct documents the principles of conduct and ethics to be followed by our directors, officers and employees when conducting our business and performing their day-to-day duties. The purpose of our Code of Conduct is to promote honest and ethical conduct, compliance with applicable governmental rules and regulations, prompt internal reporting of violations of the Code of Conduct and a culture of honesty and accountability. A copy of the Code of Conduct has been provided to each of our directors, officers and employees who are required to acknowledge that they have received and will comply with the Code of Conduct. We intend to disclose any material amendments to the code, or any waivers of its requirements, in our public SEC filings and/or on our website in accordance with applicable SEC and Nasdaq rules and regulations. Our Code of Conduct can be found on our website at www.yatra.com.

D. Employees

See “Item 4. Information on the Company-B. Business Overview-Employees.”

E. Share Ownership

The following table sets forth the beneficial ownership of:

•        each person who, to our knowledge, is the beneficial owner of more than 5% of our outstanding share capital;

•        each of our present directors;

•        each of our executive officers serving during the 2026 fiscal year; and

•        all of our current directors and executive officers as a group.

Beneficial ownership has been determined as of March 31, 2026. Except as otherwise indicated, each person or entity named in the table is expected to have sole voting and investment power with respect to all shares attributable to such person. Beneficial ownership for the purposes of this table is determined in accordance with the rules and regulations of the SEC. These rules generally provide that a person is the beneficial owner of securities if such person has or shares the power to vote or direct the voting thereof, or to dispose or direct the disposition thereof or has the right to acquire such powers within 60 days. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, we included shares issuable pursuant to options and/or warrants held by that person that are currently exercisable or that are exercisable within 60 days. These shares, however, were not deemed outstanding for the purpose of computing the percentage ownership of any other person.

The information presented in the table below is based on 63,971,286 of our Ordinary Shares issued and outstanding as of March 31, 2026 and assumes the conversion into Ordinary Shares of all (i) Yatra USA Class F Shares, and (ii) Class F Shares.

Name of Beneficial Owners(1)	Number of Shares Beneficially Owned	Percentage of Outstanding Shares
Entities Affiliated MAK Capital One L.L.C.(2)	12,170,301	19.02%
Marval Guru Fund(3)	5,800,000	9.07%
Entities Affiliated with The 2020 Timothy J. Maguire Investment Trust(4)	4,525,357	7.07%
Entities Affiliated with Nathan Leight(5)	3,680,442	5.75%
Entities Affiliated with Vincent Smith(6)	3,547,346	5.55%
Entities Affiliated with Altai Capital Management, LLC(7)	3,252,708	5.08%
Executive Officers and Directors:
Michael Kaufman (2) and(8)	12,218,015	19.10%
Dhruv Shringi(9)	4,336,783	6.78%
Manish Amin(10)	1,138,531	1.78%
Murlidhara Lakshmikantha Kadaba(11)	117,699	[*]%
Roshan Mendis(12)	89,464	[*]%
Stephen Schifrin(13)	175,475	[*]%
Siddhartha Gupta	—	—
All current directors and officers as a group (7 persons)(14)	18,075,967	28.26%

____________

*        Less than 1 percent.

(1)      Unless otherwise noted, the business address of each of the persons and entities listed above is c/o Yatra Online, Inc., Gulf Adiba, Plot No. 272, 4th Floor, Udyog Vihar, Phase II, Sector-20, Gurugram, Haryana-122008, India, India.

(2)      Based on the Schedule 13D/A filed with the SEC by MAK Capital One L.L.C. (“MAK Capital”), Michael A. Kaufman (“Mr. Kaufman”) and MAK Capital Fund LP (“MAK Fund”) on July 18, 2022 Consists of 12,170,301 Ordinary Shares. The principal business address of (i) MAK Capital and Mr. Kaufman is 590 Madison Avenue, Suite 2401, New York, NY 10022; and (ii) MAK Fund is c/o Wakefield Quin, Victoria Place, 31 Victoria Street, Bermuda.

(3)      Based solely on the Schedule 13G filed with the SEC on April 25, 2025 by Marval Capital Ltd., Marval Guru Fund, Marval Ltd. and Benjamin Watsa. Consists of 58,00,000 Ordinary Shares owned by Marval Guru Fund, which is managed by Marval Capital Ltd. Marval Capital Ltd. (wholly owned by Marval Ltd.) has the authority to act on behalf of Marval Guru Fund, including the authority to vote and direct the disposition of shares held by the Marval Guru Fund. The shares are owned by Marval Guru Fund, which is managed by Marval Capital Ltd. (wholly owned by Marval Ltd.). Marval Ltd. is in turn wholly owned by Benjamin Watsa. The principal business address is 199 Bay Street, Suite 4000 Toronto, Ontario M5L 1A9.

(4)      Based solely on the Schedule 13D filed with the SEC on April 8, 2021 and the Schedule 13D/A filed May 13, 2021, July 27, 2021 and January 24, 2022 by (i) The 2020 Timothy J. Maguire Investment Trust (the “2020 Maguire Investment Trust”), (ii) Christopher J. Maguire, (iii) Megan Maguire Nicoletti and (iv)Timothy J. Maguire. Mr. Christopher J. Maguire and Ms. Nicoletti, as members of the Investment Committee of the 2020 Maguire Investment Trust, may be deemed to beneficially own the Shares beneficially owned by the 2020 Maguire Investment Trust. Mr. Timothy J. Maguire, as the investment manager of the 2020 Maguire Investment Trust, may be deemed to beneficially own the Shares beneficially owned by the 2020 Maguire Investment Trust. Each Reporting Person disclaims beneficial ownership with respect to any Shares other than the Shares owned directly by such Reporting Person. Mr. Christopher J. Maguire and Ms. Nicoletti have the shared power to vote or direct the vote of the Shares reported owned by the 2020 Maguire Investment Trust. Mr. Timothy J. Maguire has the sole power to dispose or direct the disposition of the Shares reported owned by the 2020 Maguire Investment Trust. The principal business address of each of the 2020 Maguire Investment Trust, Mr. Christopher J. Maguire and Ms. Nicoletti is 300 Four Falls Corporate Center, 300 Conshohocken State Road, Suite 405, West Conshohocken, Pennsylvania 19428. The principal business address of Mr. Timothy J. Maguire is 5625 East Nauni Valley Drive, Paradise Valley, Arizona 85253.

(5)      Based on the Schedule 13G/A filed with the SEC on February 14, 2024 Represents (i) 401,000 Ordinary Shares held by Apple Orange LLC; (ii) 1,215,744 Class F Shares held by Apple Orange LLC (“Apple Orange”) convertible into 1,215,744 Ordinary Shares; (iii) 28,030 Class F Shares held by Terrapin Partners Green Employee Partnership, LLC (“Terrapin Green”) convertible into 28,030 Ordinary Shares; (iv) 422,668 Class F Shares held by Terrapin Partners Employee Partnership 3, LLC (“Terrapin Employee Partnership”) convertible into 422,668 Ordinary Shares; (v) 557,500 Ordinary Shares held by the Leight Family 1998 Irrevocable Trust (“Trust”); (vi) 550,000 Ordinary Shares held by Argyle Investors LLC; (vii) 327,000 Ordinary Shares held by Candlemaker Partners LLLP (“Candlemakers”); (viii) 158,500 Ordinary Shares held by We Deserve Better, LLC (“We Deserve Better”); and (x) 20,000 Ordinary Shares held directly by Nathan Leight. Mr. Leight is the sole managing member of (a) Apple Orange, which is the sole managing member of Terrapin Green, (b) Candlemaker Management, which is the general partner of Candlemaker, (c) We Deserve Better, and (d) Terrapin Employee Partnership and Mr. Leight has sole voting and dispositive control over securities held by Apple Orange, Candlemaker, We Deserve Better, LLC, Terrapin Green, and Terrapin Employee Partnership. Mr. Leight’s children are the beneficiaries of the Trust and his wife is the trustee. The Trust is the sole managing member of Argyle and has sole voting and dispositive control over the securities held by Argyle. Mr. Leight may be deemed the beneficial owner of the securities held by Apple Orange, Terrapin Green, Terrapin Employee Partnership, the Trust, Argyle, Candlemaker, and We Deserve Better. Mr. Leight disclaims beneficial ownership of such securities except to the extent of his respective pecuniary interest therein. The principal business address of each of the Reporting Persons is 3725 Leafy Way, Miami, Florida 33133.

(6)      Based solely on the Schedule 13G/A filed with the SEC on February 08, 2024. Consist of 3,547,346 Ordinary Shares. These includes 3,244,895* Ordinary Shares held on Sole Voting and Dispositive Power and 302,451** Ordinary Shares held on Shared Voting and Dispositive Power. The mailing address for each of the Reporting Persons is 17595 Harvard Avenue, Suite C511, Irvine, California 92614.

*        (i) 35,075 shares held by the EDM 2016 Trust, of which Mr. Smith is a grantor; (ii) 35,000 shares held by the MLS 2016 Trust, of which Mr. Smith is a grantor; (iii) 37,000 shares held by the MTS 2016 Trust, of which Mr. Smith is a grantor; and (iv) 3,137,820 shares held by Mr. Smith directly. Mr. Smith disclaims beneficial ownership of the shares held by the EDM 2016 Trust, MTS 2016 Trust and MLS 2016 Trust.

**      (ii) 4,400 shares held by Red Beard Holdings, LLC; (ii) 295,151 shares held by VCS Master Holdings GP; and (iii) 2,900 shares held by LB 2, LLC. Mr. Smith is the Manager of each of Red Beard Holdings, LLC and LB 2, LLC, and therefore may be deemed to have beneficial ownership of the shares held thereby. Mr. Smith is the grantor of all of the trusts that are partners of VCS Master Holdings GP and disclaims beneficial ownership of the shares held thereby.

(7)      Based solely on the Schedule 13D filed on March 05, 2026 with the SEC by Altai Capital Management, L.P. (the “Investment Manager”), Altai Capital Management, LLC (“IMGP”) and Rishi Bajaj. Consists of 3,252,708 Ordinary Shares held for the account of Altai Capital Osprey, LLC (“Osprey”) and accounts separately managed by Investment Manager (the “Separately Managed Accounts”). Investment Manager serves as investment manager to each of Osprey and the Separately Managed Accounts. Each of Investment Manager, IMGP and Mr. Bajaj may be deemed to have voting and dispositive power over the Ordinary Shares held for the account of Osprey and the Separately Managed Accounts. The business address of Investment Manager, IMGP and Mr. Bajaj is PO Box 15203, Irvine, CA 92623.

(8)      Consists of 12,218,015 Ordinary shares. These include (i) 12,170,301 Ordinary Shares held by MAK Capital One L.L.C. (“MAK Capital”), Michael A. Kaufman (“Mr. Kaufman”) and MAK Capital Fund LP (“MAK Fund”) for which they have shared voting and dispositive power based on the Schedule 13D/A filed with the SEC on July 18, 2022 and (ii) 47,714 Ordinary Shares held by Michael Kaufman.

(9)      Consists of 4,336,783 Ordinary Shares.

(10)    Consists of 1,138,531 Ordinary Shares.

(11)    Consists of 117,699 Ordinary shares.

(12)    Consists of 89,464 Ordinary Shares.

(13)    Consists of 125,475 Ordinary Shares and 50,000 Class F Shares. In addition, he is an Investment Manager of a Company in which he has no economic interest that owns an additional shares and has disclaimed any beneficial interest in such 36,329 additional shares.

(14)    Consist of 18,025,967 Ordinary Shares and 50,000 Class F shares, held by current Directors and Officers, taken together

Significant Changes

To our knowledge, the Company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person severally or jointly.

As of June 30, 2026, we estimate that:

•        Approximately 94% of our outstanding ordinary shares were held in the United States by 12 holders of record (the United States record holders include Cede & Co., the nominee of the Depositary Trust Company), and

•        approximately 100% of our outstanding Class F Shares were held in the United States by approximately 16 holders of record.

The holders of Ordinary Shares that are U.S. residence of record listed herein may not be representative of the actual number of beneficial owners or where the beneficial owners have residence because holders of Ordinary Shares and Company securities may be held in street name by brokers and other nominees.

F. Disclosure of a registrant’s action to recover erroneously awarded compensation

The Company has adopted a Compensation Recovery Policy in accordance with rules issued by the United States Securities and Exchange Commission (the “SEC”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Nasdaq Stock Market, attached as exhibit to this Annual Report.

There was no action required to recover erroneously awarded compensation which is required to be disclosed pursuant to Compensation Recovery Policy for the fiscal year ended 2025-26.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

See “Item 6. Directors, Senior Management and Employees-E. Share Ownership.”

B. Related Party Transactions

Our audit committee charter requires our audit committee to review all related party transactions on an ongoing basis and for all such transactions to be approved by our audit committee. The following is a summary of our related party transactions.

Investor Rights Agreement

On December 16, 2016, we entered into the Investor Rights Agreement with MIHI LLC, the Terrapin Sponsors and certain other Terrapin 3 Acquisition Corp. stockholders and Yatra shareholders who will own our Ordinary Shares upon consummation of the Business Combination Agreement. Pursuant to the terms of the Investor Rights Agreement, once we became eligible to use Form F-3 or its successor form, we became obligated to file a shelf registration statement to register the resale of certain of our Ordinary Shares issued in connection with the Business Combination Agreement. The Investor Rights Agreement also provide such shareholders with demand, “piggy-back” and Form F-3 registration rights, subject to certain minimum requirements and customary conditions. Shareholders will be entitled to make one demand for registration of ordinary shares, except for certain Yatra shareholders will be entitled to make three demands.

The Investor Rights Agreement also provides the Terrapin Sponsors the right to nominate an individual for election to our Board upon the resignation, removal, death or disability of the director initially designated by them pursuant to the terms of the Business Combination Agreement, as well as the right to re-nominate such director two successive times. The Investor Rights Agreement also provides certain of our investors and our executive officers, Dhruv Shringi and Manish Amin, the right to nominate an individual for election to our Board upon the resignation, removal, death or disability of any of the directors initially designated by our Company pursuant to the terms of the Business Combination Agreement, as well as the right to re-nominate any of such directors who are Class I or Class II directors two successive times and the right to re-nominate any of such directors who are Class III directors one time or to designate a replacement for any such director. Subject to applicable law and applicable stock exchange rules, until such time as there is no director designated by the Terrapin Sponsors or no director designated by our Company pursuant to the terms of the Business Combination Agreement, we are required to take all necessary action to cause at least one director nominated by the Terrapin Sponsors and at least one director nominated by our investors to be appointed to each committee of our Board. The Investor Rights Agreement also provided each of MIHI LLC and the Terrapin Sponsors the right to designate one representative to attend our Board meeting in a nonvoting observer capacity and shall cease to have board observation rights when they no longer own at least 5% of our outstanding ordinary shares. As of the date, of this Annual Report MIHI LLC no longer holds its Board Observer Right.

Exchange and Support Agreement

On December 16, 2016, we entered into an Exchange and Support Agreements with Terrapin Acquisition Corp. (which is now known as Yatra USA Corporation) and holders of Class F common stock of Terrapin Acquisition Corp. (“Exchange and Support Agreement”). Pursuant to the Exchange and Support Agreement, commencing on November 16, 2017, holders of Terrapin Acquisition Corp.’s Class F common stock (which, pursuant to the Business Combination Agreement, are now “Yatra USA Class F Shares”) have the right from time to time to exchange any or all of what are nor Yatra USA Class F Shares for the same amount of our Ordinary Shares. Upon any such exchange, an equal number of our Class F Shares held by such exchanging shareholders will also be converted by us into 0.00001 of our Ordinary Share for each Class F Share converted. The right to make such exchange will expire on December 16, 2021.

However, on December 16, 2021, parties have entered into Amendment No. 1 to the Exchange and Support Agreement (the “Amendment”). Pursuant to which, the Exchange and Support Agreement will now expire upon the earlier of (i) the date that no Yatra USA Class F Shares remain outstanding or (ii) the mutual written consent of Yatra, Yatra USA and the Yatra USA Class F holders.

Consulting Agreement

On March 5, 2026, we entered into the Consulting Agreement with Mr. Shringi, a director on the Company’s board of directors, pursuant to which Mr. Shringi will provide certain consulting services related to business continuity and transition to the Company and its affiliates on a non-exclusive basis as an independent contractor. The Consulting Agreement commenced retroactively effective as of March 1, 2026 (the “Effective Date”) and shall continue until six months from the Effective Date. As compensation for the services rendered under the Consulting Agreement, Mr. Shringi will receive a total cash compensation of $418,998 and reimbursements for actual out-of-pocket and reasonably documented expenses, including for travel, meals and entertainment, incurred by him in connection with the performance of his duties in accordance with the Company’s policies.

Shareholders Agreements

See “Item 10. Additional Information-B. Memorandum and Articles of Association.”

Employment Agreements

See “Item 6. Directors, Senior Management and Employees-B. Compensation-Employment Agreements with Executive Officers.”

Equity Option and Share Incentive Plans

See “Item 6. Directors, Senior Management and Employees-B. Compensation.”

C. Interest of Experts and Counsel

Not applicable.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

The following table provides information about purchases by us until fiscal year 2026 of our outstanding ordinary shares, par value $0.0001 per share:

Period	Total number of shares (or units) purchased	Average price paid per share (or units)	Total number of shares (or units) purchased as part of publicly announced plans or programs	Maximum number (or approximate dollar value) of shares (or units) that may yet be purchased under the plans or programs
4/1/2025 – 03/31/2026	Nil	Nil	Nil	Nil